POTOMAC ELECTRIC POWER COMPANY

(a District of Columbia and Virginia corporation)

6.50% Senior Notes due 2037

(Additional Notes of Existing Series)

<u>PURCHASE AGREEMENT</u>

Dated: March 24, 2008

Table of Contents

SCHEDULES

EXHIBITS

POTOMAC ELECTRIC POWER COMPANY

(a District of Columbia and Virginia corporation)

$250,000,000

6.50% Senior Notes due 2037

PURCHASE AGREEMENT

March 24, 2008

CITIGROUP GLOBAL MARKETS INC.
388 Greenwich Street
New York, New York 10013

J.P. MORGAN SECURITIES INC.
270 Park Avenue
New York, New York 10017

As Representatives of the Several Underwriters

Ladies and Gentlemen:

Potomac Electric Power Company, a District of Columbia and Virginia corporation (the "**Company**"), confirms its agreement (the "**Agreement**") with Citigroup Global Markets Inc. ("**Citigroup**") and J.P. Morgan Securities Inc. ("**JPMorgan**") and each of the other Underwriters named in Schedule A hereto (collectively, the "**Underwriters**", which term shall also include any underwriter substituted as hereinafter provided in Section 10 hereof), for whom Citigroup and JPMorgan are acting as representatives (in such capacity, the "**Representatives**"), with respect to the issue and sale by the Company and the purchase by the Underwriters, acting severally and not jointly, of the respective principal amounts set forth in Schedule A hereto of $250,000,000 in aggregate principal amount of the Company's 6.50% Senior Notes due 2037 (the "**Securities**").

The Securities are to be issued as an additional amount of the Company's 6.50% Senior Notes due 2037 series of securities under an indenture, dated as of November 17, 2003 (the "**Original Indenture**"), between the Company and The Bank of New York, trustee (the "**Trustee**"), as supplemented by an officer's certificate, dated November 16, 2007 (the "**Original Officer's Certificate**"), establishing the terms of such series and as further supplemented by a supplemental officer's certificate, to be dated the Closing Time (as defined in Section 2(b))(the "**Supplemental Officer's Certificate**")**,** establishing an additional covenant of such series. The Company will also enter into a supplemental indenture, to be dated the Closing Time (the "**Indenture Supplement**"), to amend the Original Indenture (the Original Indenture, as so supplemented by the Original Officer's Certificate and the Supplemental Officer's Certificate, and as so amended by the Indenture Supplement, being hereinafter called the "**Indenture**").

Simultaneously with the issue and sale by the Company of the Securities, and as a condition to the purchase thereof by the Underwriters, the Company will issue and deliver to the Trustee $250,000,000 in aggregate principal amount of its First Mortgage Bonds, 6.50% Collateral Series 2 due 2037 (the "**Collateral Bonds**"). The Collateral Bonds are to be issued under the Mortgage and Deed of Trust, dated as of July 1, 1936, from the Company to The Bank of New York (successor in trust to The Riggs National

Bank of Washington, D.C.), trustee (the "**Mortgage Trustee**"), as amended and supplemented by various instruments including the supplemental indenture, dated as of March 24, 2008 (the "**Mortgage Supplement**"), establishing the terms of the Collateral Bonds, such Mortgage and Deed of Trust, as so amended and supplemented, being hereinafter called the "**Mortgage**".

The Company understands that the Underwriters propose to make a public offering of the Securities promptly after this Agreement has been executed and delivered.

The Company has filed with the Securities and Exchange Commission (the "**Commission**") on August 24, 2007 a registration statement on Form S-3 (No. 333-145691-03), for the registration of securities, including the Securities, under the Securities Act of 1933, as amended (the "**1933 Act**"), and the offer and sale thereof from time to time in accordance with Rule 415 of the rules and regulations of the Commission under the 1933 Act (the "**1933 Act Regulations**"), and for the qualification of the Indenture under the Trust Indenture Act of 1939, as amended (the "**1939 Act**").

When used in this Agreement, the following terms have the specified meanings:

"**Applicable Time**" means 3:45p.m. (Eastern time), on March 24, 2008.

"**Base Prospectus**" means the base prospectus relating to the Securities filed as part of the Registration Statement, in the form in which it has been most recently filed with the Commission prior to the date of this Agreement.

"**Disclosure Package**" means, collectively, (i) the Pricing Prospectus, (ii) the Term Sheet and (iii) any other Issuer Free Writing Prospectus listed on Schedule B.

"**Effective Time**" means the date and time of the effectiveness of the Registration Statement for purposes of paragraph (f)(2) of Rule 430B of the 1933 Act Regulations, as applied to the respective Underwriters.

"**Issuer Free Writing Prospectus**" means (i) the Term Sheet and (ii) any other "issuer free writing prospectus" (as defined by Rule 433 of the 1933 Act Regulations ("**Rule 433**")) with respect to the Securities.

"**Preliminary Prospectus**" means either (i) the Base Prospectus or (ii) the Base Prospectus as supplemented by a preliminary prospectus supplement provided by the Company to the Underwriters for use in connection with the offering of the Securities, in either case as filed with the Commission pursuant to Rule 424(b) of the 1933 Act Regulations ("**Rule 424(b)**").

"**Pricing Prospectus**" means the Preliminary Prospectus in the form most recently provided to the Underwriters for use in connection with the offering of the Securities prior to the Applicable Time.

"**Prospectus**" means the Base Prospectus as supplemented by the final prospectus supplement relating to the offer and sale of the Securities, as filed with the Commission pursuant to Rule 424(b).

"**Registration Statement**" means, with reference to any particular time, the Company's registration statement on Form S-3 (No. 333-145691-03), referred to above, including (a) any amendments thereto at such time, (b) the exhibits and schedules thereto at such time and (c) any prospectus filed with the Commission pursuant to Rule 424(b) that, in accordance with Rule 430B of the 1933 Act Regulations ("**Rule 430B**"), is deemed to be a part thereof.

"**Term Sheet**" means the term sheet prepared and filed pursuant to Section 3(a) of this Agreement.

The foregoing definitions are subject to the following qualifications:

(a)   all references in this Agreement to the Registration Statement, any Preliminary Prospectus, or the Prospectus or to any of the financial statements, schedules or other information that is "contained", "included" or "stated" (or other words of like import) therein shall be deemed to include the information contained in documents filed with the Commission under the Securities Exchange Act of 1934 (the "**1934 Act**") that are incorporated, or deemed incorporated, therein by reference pursuant to Item 12 of Form S-3 under the 1933 Act, to the extent such information has not been superseded or modified in accordance with Rule 412 under the 1933 Act (as qualified by Rule 430B(g) of the 1933 Act Regulations) and (i) in the case of references to the "Registration Statement" are filed with the Commission at or prior to the Effective Time and (ii) in the case of references to any "Preliminary Prospectus" or the "Prospectus" are filed with the Commission at or prior to the date thereof;

(b)   all references in this Agreement to an amendment to the Registration Statement shall be deemed to include any document filed under the 1934 Act subsequent to the date thereof that is deemed incorporated by reference therein pursuant to Item 12 of Form S-3 under the 1933 Act;

(c)   all references in this Agreement to an amendment or supplement to any Preliminary Prospectus or the Prospectus shall be deemed to include any document filed under the 1934 Act subsequent to the date thereof that is deemed incorporated by reference therein pursuant to Item 12 of Form S-3 under the 1933 Act; and

(d)   all references in this Agreement to the Registration Statement, any Preliminary Prospectus, the Prospectus or any amendment or supplement to any of the foregoing shall be deemed to include the copy filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval system ("**EDGAR**").

SECTION 1.   Representations and Warranties.

(a)   *Representations and Warranties of the Company.* The Company represents and warrants to each Underwriter on the date of this Agreement, at the Applicable Time and at the Closing Time as follows:

(i)   Compliance with Securities Law Requirements.

(A)   Well-Known Seasoned Issuer Status. At the time the Registration Statement was filed with the Commission and the time of the most recent amendment of the Registration Statement for purposes of complying with Section 10(a)(3) of the 1933 Act, each of the Company and Pepco Holdings, Inc. ("**PHI**"), of which the Company is a wholly-owned subsidiary, was a "well-known seasoned issuer" as defined in Rule 405 of the 1933 Act Regulations.

(B)   Eligibility to Use Form S-3. At the time the Registration Statement was filed with the Commission and the time of the most recent amendment of the Registration Statement for purposes of complying with Section 10(a)(3) of the 1933 Act, the Company met the requirements for use of Form S-3 under the 1933 Act.

(C)   Status and Content of the Registration Statement. The Registration Statement became effective automatically upon the filing thereof with the Commission under the 1933 Act on August 24, 2007. No stop order suspending the effectiveness of the Registration Statement has been issued under the 1933 Act and no proceedings for that purpose have been instituted by the Commission or are pending or, to the knowledge of the Company, are contemplated by the Commission, and any request on the part of the Commission for additional information with respect to the Registration Statement has been complied with. At the time the Registration Statement became effective, at the time of each amendment, if any, to the Registration Statement for purposes of complying with Section 10(a)(3) of the 1933 Act and at the Effective Time, the Registration Statement complied in all material respects with the requirements of the 1933 Act and the 1933 Act Regulations and the 1939 Act and the rules and regulations of the Commission under the 1939 Act (the "**1939 Act Regulations**"). At the Effective Time, the Registration Statement did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

(D)   Status and Content of the Preliminary Prospectus. Each Preliminary Prospectus, as of its date and at the time it was filed with the Commission, conformed in all material respects with the requirements of the 1933 Act and the 1933 Act Regulations and the 1939 Act and the 1939 Act Regulations, and did not contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each Preliminary Prospectus delivered to the Underwriters in connection with the offering of the Securities was identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR (except that the registration fee table was deleted from the cover thereof), except to the extent permitted by Regulation S-T. No order preventing or suspending the use of any Preliminary Prospectus has been issued by the Commission.

(E)   Issuer Free Writing Prospectuses. At the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) of the 1933 Act Regulations) of the Securities, the Company was not an "ineligible issuer" as defined in Rule 405 of the 1933 Act Regulations. Each Issuer Free Writing Prospectus, at the time it was filed with the Commission pursuant to Rule 433 (i) did not include any information that conflicts with (A) information contained in the Registration Statement, including any prospectus or prospectus supplement that is part of the Registration Statement, and not superseded or modified, or (B) information contained in the Company's periodic and current reports filed with the Commission pursuant to Section 13 or 15(d) of the 1934 Act that are incorporated or deemed incorporated by reference in the Registration Statement, and not superseded or modified, and (ii) complied in all other respects with the requirements of Rule 164 and Rule 433 (without reliance on subsections (b), (c) and (d) of Rule 164). No order preventing or suspending the use of any Issuer Free Writing Prospectus has been issued by the Commission.

(F)   Content of the Disclosure Package. The Disclosure Package, at the Applicable Time, did not, and, at the Closing Time, will not, contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(G)   Status and Content of the Prospectus. The Prospectus, as of its date, at the time it is filed with the Commission and at the Closing Time, will conform in all material respects with the requirements of the 1933 Act and the 1933 Act Regulations and the 1939 Act and the 1939 Act Regulations and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Prospectus delivered to the Underwriters in connection with the offering of the Securities will be identical to the copy thereof filed electronically with the Commission pursuant to EDGAR (except that the registration fee table will be deleted from the cover thereof), except to the extent permitted by Regulation S-T.

The representations and warranties in this subsection (a) shall not apply to any statements in or omissions from the Registration Statement, any Preliminary Prospectus, any Issuer Free Writing Prospectus, the Disclosure Package or the Prospectus made in reliance upon and in conformity with information furnished to the Company in writing by any Underwriter expressly for use therein.

(ii)   Incorporated Documents. The documents incorporated or deemed incorporated by reference in the Registration Statement, the Disclosure Package and the Prospectus, at the time they were or hereafter are filed with the Commission, complied or will comply, as applicable, in all material respects with the requirements of the 1934 Act and the rules and regulations of the Commission thereunder (the "**1934 Act Regulations**") and, when filed did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

(iii)   Independent Accountants. The accountants who audited the financial statements and financial statement schedules included in the Registration Statement, the Disclosure Package and the Prospectus are independent registered public accountants within the meaning of Regulation S-X of the Commission.

(iv)   Financial Statements. The financial statements, together with the respective schedules and notes relating thereto, included in the Registration Statement, the Disclosure Package and the Prospectus, present fairly the financial position of the Company and its consolidated subsidiaries at the dates indicated and the results of operations and cash flows of the Company and its consolidated subsidiaries for the periods specified; said financial statements have been prepared in conformity with generally accepted accounting principles ("**GAAP**") applied on a consistent basis throughout the periods involved, except as otherwise stated therein. The selected financial data and the summary financial information included in the Registration Statement, the Disclosure Package and the Prospectus present fairly the information shown therein and have been compiled on a basis consistent with that of the audited financial statements included in the Registration Statement. Any pro forma financial information included in the Registration Statement, the Disclosure Package or the Prospectus present fairly the information shown therein, have been prepared in accordance with the Commission's rules and guidelines with respect to pro forma financial information and have been properly compiled on the bases described therein, and the assumptions used in the preparation thereof are reasonable and the adjustments used therein are appropriate to give effect to the transactions and circumstances referred to therein. The financial statements and other financial data included in the Registration Statement, each Preliminary Prospectus and the Prospectus comply in all material respects with the requirements of paragraph (e) of Item 10 of Regulation S-K.

(v)   No Material Adverse Change in Business. Since the date of the latest audited balance sheet included in the Disclosure Package and the Prospectus and except as disclosed therein, there has been no material adverse change in the business, condition (financial or otherwise) or results of operations of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business (any such change, a "**Material Adverse Change**").

(vi) <u>Good Standing of the Company</u>. The Company has been duly organized and is validly existing as a corporation in good standing under the laws of the District of Columbia and the Commonwealth of Virginia and has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Disclosure Package and the Prospectus and to enter into and perform its obligations under this Agreement; and the Company is duly qualified as a foreign corporation to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure so to qualify or to be in good standing would not have a material adverse effect on the business, condition (financial or otherwise) or results of operations of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business (any such change or development, a "**Material Adverse Effect**").

(vii) <u>No Significant Subsidiaries</u>. The Company has no "significant subsidiaries" as defined in Rule 1-02 of Regulation S-X.

(viii) <u>Capitalization</u>. The authorized, issued and outstanding capital stock of the Company is as set forth in the Registration Statement, the Disclosure Package and the Prospectus. The shares of issued and outstanding capital stock of the Company have been duly authorized and validly issued and are fully paid and non-assessable and are owned by PHI; none of the outstanding shares of capital stock of the Company was issued in violation of the preemptive or other similar rights of any securityholder of the Company.

(ix) <u>Authorization of this Agreement</u>. This Agreement has been duly authorized, executed and delivered by the Company.

(x) <u>Authorization of the Indenture</u>. The Indenture has been duly authorized, and the Indenture (excluding the Supplemental Officer's Certificate and the Indenture Supplement) has been duly executed and delivered by the Company; and the Indenture (excluding the Supplemental Officer's Certificate and the Indenture Supplement) constitutes, and, at the Closing Time, the Indenture will constitute, the valid and legally binding obligation of the Company, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles. The Indenture has been duly qualified under the 1939 Act.

(xi) <u>Authorization of the Securities</u>. The Securities have been duly authorized by the Company and, at the Closing Time, will have been duly executed by the Company; and, when the Securities have been (A) authenticated and delivered by the Trustee under the Indenture and (B) issued and delivered by the Company against payment of the purchase price therefor as provided in this Agreement, the Securities will constitute valid and legally binding obligations of the Company, enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles, and will be entitled to the benefits of the Indenture ratably with all other securities outstanding thereunder.

(xii) <u>Authorization of the Mortgage</u>. The Mortgage has been duly authorized, and the Mortgage (excluding the Mortgage Supplement) has been duly executed and delivered by the

Company; and the Mortgage (excluding the Mortgage Supplement) constitutes the valid and legally binding obligation of the Company, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting mortgagees' and other creditors' rights and to general equity principles and except to the extent that the law of the jurisdictions in which the mortgaged property is located may limit or deny certain remedial provisions of the Mortgage. At the Closing Time, the Mortgage Supplement will have been duly executed and delivered by the Company and the Mortgage (including the Mortgage Supplement) will constitute the valid and legally binding obligation of the Company, enforceable in accordance with its terms, subject to the limitations described above.

(xiii)   Authorization of the Collateral Bonds. The Collateral Bonds have been duly authorized by the Company and, at Closing Time, will have been duly executed by the Company; and when (A) the Collateral Bonds have been (w) authenticated and delivered by the Mortgage Trustee under the Mortgage and (x) issued and delivered by the Company to the Trustee as provided in the Indenture and (B) the Securities have been (y) authenticated and delivered by the Trustee under the Indenture and (z) issued and delivered by the Company against payment of the purchase price therefor as provided in this Agreement, the Collateral Bonds will constitute valid and legally binding obligations of the Company, enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles, and will be entitled to the benefits of the Mortgage ratably with all other securities outstanding thereunder.

(xiv)   Description of the Securities, the Indenture, the Collateral Bonds and the Mortgage. The descriptions of the Securities, the Indenture, the Collateral Bonds and the Mortgage in the Registration Statement, the Disclosure Package and the Prospectus are accurate in all material respects and the Securities, the Indenture (excluding the Original Officer's Certificate and the Supplemental Officer's Certificate), the Collateral Bonds and the Mortgage will be in substantially the respective forms filed or incorporated by reference, as the case may be, as exhibits to the Registration Statement.

(xv)   Absence of Defaults and Conflicts. The Company is not in violation of its articles of incorporation or by-laws or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company is a party or by which it may be bound, or to which any of the property or assets of the Company is subject (collectively, "**Agreements and Instruments**") except for such defaults as have not resulted, and are not reasonably expected to result, in a Material Adverse Effect; and the execution, delivery and performance of this Agreement, the Indenture and the Securities, and the Mortgage and the Collateral Bonds, and the consummation of the transactions contemplated herein (including the issuance and sale of the Securities, the use of the proceeds from the sale of the Securities as described in the Registration Statement, the Disclosure Package and the Prospectus and the issuance and delivery of the Collateral Bonds) and compliance by the Company with its obligations hereunder, under the Indenture, on the Securities, under the Mortgage and on the Collateral Bonds have been duly authorized by all necessary corporate action and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any Lien (as defined below), other than the Lien of the Mortgage and the Lien of the Indenture, upon any property or assets of the Company pursuant to, the Agreements and Instruments (except for such conflicts, breaches, defaults or

Liens as would not result in a Material Adverse Effect), nor will such action result in any violation of the provisions of the articles of incorporation or by-laws of the Company or any applicable law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Company or any of its assets, properties or operations. As used herein, a "**Repayment Event**" means any event or condition that gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder's behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company.

(xvi)   <u>Absence of Labor Dispute</u>. No labor dispute with the employees of the Company exists or, to the knowledge of the Company, is imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its principal suppliers, manufacturers, customers or contractors, which, in either case, could reasonably be expected to result in a Material Adverse Effect.

(xvii)   <u>Absence of Proceedings</u>.   There is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency or body, domestic or foreign, now pending, or, to the knowledge of the Company, threatened, against or affecting the Company, that (A) is required to be disclosed in the Registration Statement, the Pricing Prospectus or the Prospectus and is not disclosed as required, (B) could reasonably be expected to materially and adversely affect the consummation of the transactions contemplated in this Agreement or the performance by the Company of its obligations hereunder or (C) except as disclosed in the Registration Statement, the Disclosure Package and the Prospectus, could reasonably be expected to result in a Material Adverse Effect. The aggregate of all pending legal or governmental proceedings to which the Company is a party or of which any of its properties or assets is the subject that are not described in the Pricing Prospectus, including ordinary routine litigation incidental to the business, could not reasonably be expected to result in a Material Adverse Effect.

(xviii)   <u>Description and Filing of Contracts and Documents</u>. All contracts or documents that are required to be described in the Registration Statement, the Pricing Prospectus or the Prospectus or to be filed as exhibits to the Registration Statement have been so described and filed as required.

(xix)   <u>Absence of Further Requirements</u>.   All filings with, and authorizations, approvals, consents, licenses, orders, registrations, qualifications or decrees of, any court or governmental authority or agency that are necessary or required for the performance by the Company of its obligations hereunder, in connection with the offering, issuance or sale of the Securities hereunder or the consummation of the transactions contemplated by this Agreement or for the due execution, delivery or performance by the Company of the Indenture and the Mortgage, have been obtained, except such as may be required under the 1933 Act or the 1933 Act Regulations or under state securities laws, and the Company has complied with all terms and conditions contained in such authorizations, approvals, consents, licenses, orders, registrations, qualifications or decrees as have been obtained.

(xx)   <u>Possession of Licenses and Permits</u>.   The Company possesses such permits, licenses, approvals, consents and other authorizations (collectively, "**Governmental Licenses**") issued by the appropriate federal, state, local or foreign regulatory agencies or bodies necessary to conduct the business now operated by it and is in compliance with the terms and conditions of all such Governmental Licenses, except (a) as disclosed in the Registration Statement, the Disclosure Package and the Prospectus or (b) where the failure so to possess any such Governmental License or to comply therewith would not, singly or in the aggregate, have a Material Adverse Effect; all of the Governmental Licenses are valid and in full force and effect, except where the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not have a Material Adverse Effect; and the Company has not received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses, the revocation or modification of which would, singly or in the aggregate, result in a Material Adverse Effect.

(xxi)   Title to Property and Mortgaged Property. The Company has good and marketable title to all real property owned by the Company and described in the Mortgage as subject to the lien thereof, and good title to all other property owned by the Company and so described as subject to such lien, in each case, subject only to such exceptions, defects and qualifications as do not (A) affect the value of any such properties that are material to the business of the Company in any material respect or (B) affect the use made or proposed to be made of such properties by the Company in any material respect; and the descriptions of all such property contained in the Mortgage are correct and adequate for purposes of the lien purported to be created by the Mortgage.

(xxii)   Lien of Mortgage. The Mortgage (excluding the Mortgage Supplement) constitutes, and at the Closing Time the Mortgage will constitute, a valid first lien upon and security interest in the interest held by the Company in its property covered by the Mortgage, subject to no mortgage, pledge, lien, security interest, charge or other encumbrance of any kind (collectively, "**Liens**") prior to the lien of the Mortgage except "permitted liens" (as defined in the Mortgage) and other Liens permitted by the Mortgage and to such other matters as do not materially affect the security for the Collateral Bonds. The Mortgage (excluding the Mortgage Supplement) by its terms effectively subjects, and at and after the Closing Time the Mortgage by its terms will effectively subject, to the lien thereof all property (except property of the kinds specifically excepted from the lien of the Mortgage) acquired by the Company after the date of the execution and delivery of the Mortgage, subject to no Lien prior to the lien of the Mortgage except (A) "permitted liens" (as defined in the Mortgage), (B) any Lien thereon existing at the time of such acquisition, (C) any Lien for unpaid portions of the purchase price thereof placed thereon at the time of such acquisition, (D) with respect to real property, any Lien placed thereon following the acquisition thereof by the Company and prior to the recording and filing of a supplemental indenture or other instrument specifically describing such real property, (E) as otherwise provided in Article XII of the Mortgage, (F) except for possible claims in bankruptcy and possible claims for taxes and (G) such other matters as would not materially affect the security for the Collateral Bonds. At the Closing Time, the Mortgage (except for the Mortgage Supplement) will have been duly recorded, and the Mortgage Supplement will have been duly filed for recordation as a mortgage of real estate, in the only counties in which any real property subject to the lien of the Mortgage is located, and all requisite steps will have been taken to perfect the security interest of the Mortgage in personal property of the Company; and at the Closing Time all taxes and recording and filing fees required to be paid with respect to the execution, recording or filing of the Mortgage, the filing of financing statements and similar documents and the issuance of the Collateral Bonds will have been paid.

(xxiii)   Leases. All of the leases and subleases material to the business of the Company, and under which the Company holds properties described in the Registration Statement, the Disclosure Package and the Prospectus, are in full force and effect, and the Company has no notice of any claim of any sort asserted by anyone adverse to the rights of the Company under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company to the continued possession of the leased or subleased premises under any such lease or sublease, that, if the subject of an adverse decision, ruling or finding, would have a Material Adverse Effect.

(xxiv)   Investment Company Act. The Company is not, and upon the issuance and sale of the Securities as herein contemplated and the application of the net proceeds therefrom as described in the Registration Statement, the Disclosure Package and the Prospectus will not be, an "investment company" or an entity "controlled" by an "investment company" as such terms are defined in the Investment Company Act of 1940, as amended (the "**1940 Act**").

(xxv)   Environmental Laws. Except as described in the Registration Statement, the Disclosure Package and the Prospectus and except as would not, singly or in the aggregate, result in a Material Adverse Effect, (A) the Company is not in violation of any federal, state, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, "**Hazardous Materials**") or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, "**Environmental Laws**"), (B) the Company has all permits, authorizations and approvals required under any applicable Environmental Laws and is in compliance with their requirements, (C) there are no pending, or to the knowledge of the Company, threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company and (D) to the knowledge of the Company, there are no events or circumstances that could reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company relating to Hazardous Materials or Environmental Laws.

(xxvi)   Internal Controls. (A) The Company has established and maintains the following:

(I)   a system of "internal accounting controls" as contemplated in Section 13(b)(2)(B) of the 1934 Act (the "**Accounting Controls**");

(II)   "disclosure controls and procedures" as such term is defined in Rule 13a-15(e) under the 1934 Act (the "**Disclosure Controls**"); and

(III)   "internal control over financial reporting" as such term is defined in Rule 13a-15(f) under the 1934 Act (the "**Reporting Controls**" and, together with the Accounting Controls and the Disclosure Controls, the "**Internal Controls**");

(B)   The Internal Controls are evaluated by the Company periodically as appropriate and, in any event, as required by law;

(C)   Based on the most recent evaluations of the Accounting Controls, the Accounting Controls perform the functions for which they were established in all material respects;

(D)   As of the most recent date as of which the effectiveness of the design and operation of the Disclosure Controls were evaluated by the Company, the Disclosure Controls were effective to provide reasonable assurance that material information relating to the Company and its subsidiaries that is required to be disclosed in reports filed with, or submitted to, the Commission under the 1934 Act (I) is recorded, processed, summarized and reported within the time periods specified by the Commission rules and forms and (II) is accumulated and communicated to management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure;

(E)   As of December 31, 2007 (the most recent date as of which the Reporting Controls were evaluated by the Company), the Reporting Controls were effective based on the framework in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission; and

(F)   Since the respective dates as of which the Internal Controls were last evaluated, nothing has come to the attention of the Company that has caused the Company to conclude that (I) the Accounting Controls do not perform the functions for which they were established in all material respects or (II) the Disclosure Controls are not effective (within the meaning of the evaluation standards identified above).

(xxvii)   Compliance with Sarbanes Oxley. The Company is in compliance in all material respects with the Sarbanes-Oxley Act of 2002 and the rules and regulations of the Commission that have been adopted thereunder, all to the extent that such Act and such rules and regulations are in effect and applicable to the Company.

(b)   *Officer's Certificates*. Any certificate signed by any officer of the Company delivered to the Underwriters or to counsel for the Underwriters in connection with the offer and sale of the Securities shall be deemed a representation and warranty by the Company to each Underwriter as to the matters covered thereby.

SECTION 2.   Sale and Delivery to Underwriters; Closing; Covenants of the Underwriters.

(a)   *Securities*. On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Company agrees to sell to each Underwriter, severally and not jointly, and each Underwriter, severally and not jointly, agrees to purchase from the Company, at a purchase price of 96.042% of the principal amount thereof, plus accrued interest from November 16, 2007 to the Closing Time (as herein defined) the aggregate principal amount of Securities set forth in Schedule A opposite the name of such Underwriter, plus any additional principal amount of Securities which such Underwriter may become obligated to purchase pursuant to the provisions of Section 10 hereof.

(b)   *Payment*. Payment of the purchase price for, and delivery of certificates for, the Securities shall be made at the offices of Covington & Burling LLP at 1201 Pennsylvania Avenue, NW, Washington, DC 20004, or at such other place as shall be agreed upon by the Representatives and the Company, at 9:00 A.M. (Eastern time) on the fifth business day after the date hereof (unless postponed in accordance with the provisions of Section 10), or such other time not later than ten business days after such date as shall be agreed upon by the Representatives and the Company (such time and date of payment and delivery being herein called "**Closing Time**").

Payment shall be made to the Company by wire transfer of immediately available funds to a bank account designated by the Company, against delivery to the Representatives for the respective accounts of the Underwriters of certificates for the Securities to be purchased by them. It is understood that each Underwriter has authorized the Representatives, for its account, to accept delivery of, receipt for, and to make payment of the purchase price for, the Securities which it has agreed to purchase. Either or both of the Representatives, individually and not as representatives of the Underwriters, may (but shall not be obligated to) make payment of the purchase price for the Securities to be purchased by any Underwriter whose funds have not been received by the Closing Time, but such payment shall not relieve such Underwriter from its obligations hereunder.

(c) *Denominations; Registration*. The Securities shall be in such denominations ($1,000 or integral multiples thereof) and registered in such names as the Representatives may request in writing at least one full business day before the Closing Time. The Securities will be made available for examination and packaging by the Representatives in Washington D.C. not later than 10:00 A.M. (Eastern time) on the business day prior to the Closing Time.

(d) *Delivery of Global Securities*. In lieu of the delivery to the Underwriters of certificates representing the Securities at the Closing Time, as contemplated above, the Company, with the approval of the Representatives, may deliver one or more global Securities to a custodian for The Depository Trust Company ("**DTC**"), to be held by DTC initially for the accounts of the several Underwriters.

(e) *Notice of Completion*. Promptly after the completion of the distribution of the Securities by the Underwriters, JPMorgan on behalf of the Underwriters shall deliver to the Company a notice in writing confirming the completion of the distribution (the "**Notice of Completion**").

(f) *Use of Free Writing Prospectuses*. Each Underwriter, severally and not jointly, represents and agrees that it has not made and, without the prior written consent of the Company and the Representatives, will not make any offer relating to the Securities that would constitute a "free writing prospectus" (as defined in Rule 405 of the 1933 Act Regulations ("**Rule 405**")) that the Company would be required to file with the Commission under Rule 433, except the Term Sheet to be prepared and filed in accordance with Section 3(a).

SECTION 3.   Covenants of the Company.

(a) *Preparation and Filing of Term Sheet*. The Company will prepare a term sheet (the "**Term Sheet**"), containing solely a description of the final terms of the Securities and the offering thereof, in the form attached as Schedule C hereto, and after affording the Representatives the opportunity to comment thereon, file the Term Sheet with the Commission pursuant to Rule 433(d) within the time required by such Rule.

(b) *Preparation and Filing of the Prospectus*. The Company will prepare the Prospectus and, after affording the Representatives the opportunity to comment thereon, file the Prospectus with the Commission in accordance with Rule 424(b) not later than the Commission's close of business on the second business day following the execution and delivery of this Agreement.

(c) *Review of Amendments and Supplements*. The Company will not amend the Registration Statement, or amend or supplement the Prospectus or the Term Sheet, prior to the delivery of the Notice of Completion without providing notice to the Representatives at least 24 hours, or such shorter period as is reasonably required by the circumstances, prior to the filing thereof with the Commission. Except in the case of any such amendment or supplement to be made by the filing under the 1934 Act of a document that will be incorporated by reference in the Registration Statement or the Prospectus that would be made by the Company irrespective of the offer and sale of the Securities, the Company will not effect such amendment or supplement without the consent of the Representatives on behalf of the

Underwriters, such consent not to be unreasonably withheld or delayed. Neither the consent of the Representatives, nor the delivery of any such amendment or supplement by any Underwriter, shall constitute a waiver of any of the conditions set forth in Section 5 hereof.

Prior to the delivery of the Notice of Completion, the Company will notify the Representatives immediately, and confirm such notice in writing, when any post-effective amendment to the Registration Statement shall have been filed or shall become effective and when any supplement to the Prospectus or any amended Prospectus shall have been filed.

(d) *Free Writing Prospectuses*. Other than any Issuer Free Writing Prospectus listed on Schedule B and the Term Sheet to be prepared and filed in accordance with Section 3(a), the Company has not made and, without the consent of the Representatives, will not make any offer relating to the Securities that would constitute a "free writing prospectus" as defined by Rule 405, including an Issuer Free Writing Prospectus.

(e) *Notification of Commission Comments and Orders, Etc*. The Company will notify the Representatives of (i) the receipt of any comments from the Commission with respect to the Registration Statement, any Preliminary Prospectus, any Issuer Free Writing Prospectus or the Prospectus, including any request by the Commission for any amendment, supplement or additional information with respect thereto, (ii) the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or of any order preventing or suspending the use of any Preliminary Prospectus, any Issuer Free Writing Prospectus or the Prospectus or the initiation or threatening of any proceeding for such purpose. The Company will make every reasonable effort to prevent the issuance of any stop order and, in the event of any stop order, to obtain the lifting thereof as soon as possible.

(f) *Delivery of Registration Statements*. The Company will deliver to each of the Representatives and to counsel for the Underwriters, upon request and without charge, one conformed copy of the Registration Statement as originally filed and of each amendment thereto (including, in each case, all exhibits filed therewith or incorporated by reference). Such copies of the Registration Statement and amendments thereto so furnished to the Representatives will be identical to the copies thereof filed electronically with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

(g) *Delivery of Prospectuses*. The Company has delivered to each Underwriter, without charge, as many copies of any Preliminary Prospectus and any Issuer Free Writing Prospectus as such Underwriter reasonably requested, and the Company hereby consents to the use of such copies by the Underwriters for purposes of the offer and sale of the Securities in a manner consistent with the 1933 Act and the 1933 Act Regulations. The Company will furnish to each Underwriter, without charge, during the period when the Prospectus (or, in lieu thereof, the notice referred to in Rule 173(a) under the 1933 Act) is required to be delivered under the 1933 Act, such number of copies of the Prospectus (and any supplements thereto and amendments thereof) as such Underwriter may reasonably request. Such copies of the Prospectus (and supplements thereto and amendments thereof) so furnished to the Underwriters will be identical to the copies thereof filed electronically with the Commission pursuant to EDGAR (except that the registration fee table will be deleted from the cover thereof), except to the extent permitted by Regulation S-T.

(h) *Continued Compliance with Securities Laws*. (i) Until the Notice of Completion has been delivered, the Company will file all reports and other documents that it is required to file with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act within the time periods required by the 1934 Act and the 1934 Act Regulations and will otherwise comply with the 1933 Act, the

1933 Act Regulations, the 1934 Act and the 1934 Act Regulations so as to permit the completion of the distribution of the Securities as contemplated in this Agreement and the Prospectus.

(ii)   The Company will notify the Representatives promptly if, prior to the delivery of the Notice of Completion, (A) any filing is made by the Company of information relating to the offering of the Securities with any securities exchange or any other regulatory body in the United States or any other jurisdiction or (B) any material change occurs in or affecting the business, condition (financial or otherwise) or results of operations of the Company and its subsidiaries considered as one enterprise that (I) is not disclosed in the Registration Statement or the Prospectus or (II) makes any statement in the Registration Statement or the Prospectus false or misleading.

(iii)   Upon any notification pursuant to clause (ii)(B) above, or if prior to delivery of the Notice of Completion any event shall occur as a result of which it is necessary, in the reasonable judgment of the Company or of the Underwriters, (A) to amend the Registration Statement in order that it does not, as of the Effective Time, include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading or otherwise to comply with the requirements of the 1933 Act or the 1933 Act Regulations or (B) to amend the Prospectus in order that it does not, as of the time it (or, in lieu thereof, the notice referred to in Rule 173(a) under the 1933 Act) is delivered to purchasers, does not contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances existing at such time, not misleading or otherwise to comply with the requirements of the 1933 Act or the 1933 Act Regulations, the Company will promptly prepare and file with the Commission, subject to Section 3(c), such amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement or the Prospectus comply with such requirements, and the Company will furnish to the Underwriters such number of copies of such amendment or supplement as the Underwriters may reasonably request.

(i)   *Blue Sky Qualifications*. The Company will use its best efforts, in cooperation with the Underwriters, to take such action, if any, as may be required to qualify the Securities for offering and sale under the applicable securities laws of such states and other jurisdictions as the Representatives may designate and to maintain such qualifications in effect as long as required for the distribution of the Securities; *provided*, *however*, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject. The Company will notify the Representatives of the suspension of the qualification of the Securities for offering or sale in any jurisdiction, or of the initiation or threatening of any proceedings for any of such purposes. The Company will make every reasonable effort to prevent any such suspension and, in the event of any such suspension, to obtain the lifting thereof as soon as possible.

(j)   *Rule 158*. The Company will timely file such reports pursuant to the 1934 Act as are necessary in order to make generally available to its securityholders as soon as practicable an earnings statement for the purposes of, and to provide the benefits contemplated by, the last paragraph of Section 11(a) of the 1933 Act and Rule 158 thereunder.

(k)   *Filing Fees*. The Company agrees to pay the required Commission filing fees relating to the Securities within the time required by Rule 456(b)(1) of the 1933 Act Regulations and otherwise in accordance with Rules 456(b) and 457(r) of the 1933 Act Regulations.

(l)   *Use of Proceeds*. The Company will use the net proceeds received by it from the sale of the Securities in the manner specified in the Prospectus under "Use of Proceeds".

(m)   *Restriction on Sale of Securities*. The Company will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the 1933 Act relating to debt securities issued or guaranteed by the Company and having a maturity of more than one year from the date of issue, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of the Representatives for a period beginning at the date of this Agreement and ending at the later of the Closing Time or the date of receipt by the Company of a Notice of Completion.

SECTION 4.   Payment of Expenses.

(a)   *Expenses Payable by the Company*. The Company will pay all expenses incident to the performance of its obligations under this Agreement, including (i) the preparation, printing and filing of the Registration Statement (including financial statements and exhibits) as originally filed and of each amendment thereto, (ii) the preparation, printing and delivery to the Underwriters of this Agreement, any agreement among underwriters, the Indenture, the Mortgage and such other documents as may be required in connection with the offering, purchase, sale, issuance or delivery of the Securities, (iii) the preparation, issuance and delivery of the certificate or certificates for the Securities to the Underwriters, (iv) the fees and disbursements of the Company's counsel, accountants and other advisors, (v) the qualification of the Securities under securities laws in accordance with the provisions of Section 3(i) hereof, including filing fees and the reasonable fees (not to exceed $5,000) and disbursements of counsel for the Underwriters in connection therewith and in connection with the preparation of any Blue Sky survey and any supplement thereto, (vi) the printing and delivery to the Underwriters of copies of each Preliminary Prospectus, Issuer Free Writing Prospectus and of the Prospectus and any amendments or supplements thereto, (vii) the preparation, printing and delivery to the Underwriters of copies of any Blue Sky survey and any supplement thereto, (viii) the fees and expenses of the Trustee and the Mortgage Trustee, including the fees and disbursements of its counsel, and (ix) any fees payable in connection with the rating of the Securities.

(b)   *Expenses Upon Termination*. If this Agreement is terminated by the Underwriters in accordance with the provisions of Section 5 or Section 9(a)(i) hereof, the Company shall reimburse the Underwriters for all of their out-of-pocket expenses incurred in connection with the transactions contemplated hereby, including the reasonable fees and disbursements of counsel for the Underwriters.

SECTION 5.   Conditions of Underwriters' Obligations.

The obligations of the several Underwriters hereunder are subject to the accuracy, as of the date of this Agreement, as of the Applicable Time and as of the Closing Time, of the representations and warranties of the Company contained in Section 1 hereof and in all certificates of officers of the Company delivered pursuant to the provisions hereof, to the performance by the Company of its covenants and other obligations hereunder to be performed at or prior to the Closing Time, and to the following further conditions:

(a)   *No Stop Order; Commission Filings*. At the Closing Time no stop order suspending the effectiveness of the Registration Statement shall have been issued under the 1933 Act or proceedings therefor initiated or threatened by the Commission and the Company shall not have received from the Commission any notice pursuant to Rule 401(g)(2) of the 1933 Act Regulations objecting to use of the automatic shelf registration statement form, and any request on the part of the Commission for additional information shall have been complied with to the reasonable satisfaction of counsel to the Underwriters. The Prospectus shall have been filed with the Commission in accordance with Rule 424(b). The Term Sheet, and any other material required to be filed by the Company pursuant to Rule 433(d), shall have been filed with the Commission in accordance with the applicable time periods prescribed for such filings under Rule 433.

(b)   *Opinions of Counsel for Company*. At Closing Time, the Representatives shall have received the opinions, dated the date of the Closing Time, of Kirk J. Emge, Esq., General Counsel of the Company, and Covington & Burling LLP, counsel for the Company, substantially in the form of Exhibits A and B hereto, respectively, together with signed or reproduced copies thereof for each of the other Underwriters.

(c)   *Opinion of Counsel for Underwriters*. At Closing Time, the Representatives shall have received the opinion, dated the date of the Closing Time, of Dewey & LeBoeuf LLP, counsel for the Underwriters, as to such matters as the Representatives shall reasonably request, together with signed or reproduced copies of such letter for each of the other Underwriters. In giving such opinion such counsel may rely, as to all matters governed by the laws of jurisdictions other than the law of the State of New York and the federal law of the United States upon the opinions of counsel to the Company. Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Company and certificates of public officials.

(d)   *Officers' Certificate*. At Closing Time, (i) there shall not have been (A) since the date of the latest audited balance sheet included in the Disclosure Package and except as disclosed therein or (B) since the Applicable Time, any Material Adverse Change and (ii) the Representatives shall have received a certificate of the President or a Vice President of the Company and of the chief financial or chief accounting officer of the Company, dated the date of the Closing Time, to the effect that (A) there has been no such Material Adverse Change, (B) the representations and warranties in Section 1(a) hereof are true and correct with the same force and effect as though expressly made at and as of Closing Time, (C) the Company has complied with all agreements and satisfied all conditions on its part required by this Agreement to be performed or satisfied at or prior to Closing Time, and (D) no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the signers, contemplated by the Commission.

(e)   *Accountant's Comfort Letter*. On the date of this Agreement, the Representatives shall have received from PricewaterhouseCoopers LLP a letter dated such date, in form and substance reasonably satisfactory to the Representatives, together with signed or reproduced copies of such letter for each of the other Underwriters, containing statements and information of the type customarily included in accountants' "comfort letters" to underwriters with respect to the financial statements of, and certain financial information relating to, the Company contained in the Registration Statement and the Prospectus.

(f)   *Bring-down Comfort Letter*. At Closing Time, the Representatives shall have received from PricewaterhouseCoopers LLP a letter, dated the date of the Closing Time, to the effect that such firm reaffirms the statements made in the letter furnished pursuant to subsection (e) of this Section, except that the specified date referred to therein shall be a date not more than three business days prior to Closing Time.

(g)   *Maintenance of Rating*. After the execution of this Agreement and prior to the Closing Time, no rating of any of the Company's debt securities shall have been reduced, suspended or withdrawn and there shall have been no public announcement that any such debt securities have been placed on CreditWatch, Watchlist, or under any similar surveillance or review, in each case with negative implications, by Moody's Investor's Service Inc. or Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., or any successor agencies thereto.

(h)   *Additional Documents*. At Closing Time, counsel for the Underwriters shall have been furnished with such additional documents and opinions as they may reasonably require for the purpose of enabling them to pass upon the issuance and sale of the Securities as herein contemplated, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained; and all proceedings taken by the Company in connection with the issuance and sale of the Securities as herein contemplated shall be reasonably satisfactory in form and substance to the Representatives and counsel for the Underwriters.

(i)   *Termination of Agreement*. If any condition specified in this Section shall not have been fulfilled when and as required to be fulfilled, this Agreement may be terminated by the Representatives by notice to the Company at any time at or prior to Closing Time, and such termination shall be without liability of any party to any other party, except as provided in Section 4 and except that Sections 1, 6, 7 and 8 shall survive any such termination and remain in full force and effect.

SECTION 6.   Indemnification.

(a)   *Indemnification of Underwriters*. The Company agrees to indemnify and hold harmless each Underwriter, its directors and officers and each person, if any, who controls any Underwriter, within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act as follows:

(i)   against any and all loss, liability, claim, damage and expense whatsoever, as incurred, (A) arising out of any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or (B) arising out of any untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus, any Issuer Free Writing Prospectus or the Prospectus (or any amendment or supplement thereto) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(ii)   against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any untrue statement or omission, or any alleged untrue statement or omission in either case of the nature described in clause (i) above; *provided* that any such settlement is effected with the written consent of the Company; and

(iii)   against any and all expense whatsoever, as incurred (including the fees and disbursements of counsel chosen by the Representatives), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (i) or (ii) above;

provided, *however*, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives expressly for use in the Registration Statement (or any amendment thereto), any Preliminary Prospectus, any Issuer Free Writing Prospectus or the Prospectus (or any amendment or supplement thereto).

(b)   *Indemnification of Company, Directors and Officers.* Each Underwriter severally agrees to indemnify and hold harmless the Company, its directors and officers, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act against any and all loss, liability, claim, damage and expense described in subsection (a) of this Section, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendment thereto) or any Preliminary Prospectus, Issuer Free Writing Prospectus or the Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with written information furnished to the Company by such Underwriter through the Representatives expressly for use therein.

(c)   *Actions against Parties; Notification.* Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. In the case of parties indemnified pursuant to Section 6(a), counsel to the indemnified parties shall be selected by the Representatives, and, in the case of parties indemnified pursuant to Section 6(b), counsel to the indemnified parties shall be selected by the Company. An indemnifying party may participate at its own expense in the defense of any such action; *provided*, *however*, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party. In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification could be sought under this Section 6 or contribution could be sought under Section 7 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

SECTION 7.   Contribution.

If the indemnification provided for in Section 6 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the offering of the Securities pursuant to this Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and of the Underwriters on the other hand in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Company on the one hand and the Underwriters on the other hand in connection with the offering of the Securities pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the Securities pursuant to this Agreement (before deducting expenses) received by the Company and the total underwriting discounts and commissions received by the Underwriters, in each case as set forth on the cover of the Prospectus bear to the aggregate initial public offering price of the Securities as set forth on such cover.

The relative fault of the Company on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 7. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 7 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

Notwithstanding the provisions of this Section 7, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of any such untrue or alleged untrue statement or omission or alleged omission.

No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

For purposes of this Section 7, each person, if any, who controls an Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as such Underwriter, and each director of the Company, each officer of the Company, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as the Company. The Underwriters' respective obligations to contribute pursuant to this Section 7 are several in proportion to the principal amount of Securities set forth opposite their respective names in Schedule A hereto and not joint.

SECTION 8.　　　Representations, Warranties and Agreements to Survive.

All of the respective representations, warranties and agreements of the Company and the several Underwriters contained in this Agreement, or in certificates of officers of the Company delivered pursuant to this Agreement, shall remain operative and in full force and effect, regardless of any investigation made by or on behalf of any Underwriter or controlling person of any Underwriter, or by or on behalf of the Company, or any director, officer or controlling person of the Company, and shall survive delivery of and payment for the Securities.

SECTION 9.　　　Termination of Agreement.

(a)　　　*Termination; General*. The Representatives may terminate this Agreement, by notice to the Company, at any time at or prior to Closing Time (i) if there has been (A) since the date of the latest audited balance sheet included in the Disclosure Package and except as disclosed therein or (B) since the Applicable Time, any Material Adverse Change, or (ii) if there has occurred any material adverse change in the financial markets in the United States or in the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of the Representatives, impracticable or inadvisable to offer, sell or deliver the Securities or to enforce contracts for the sale of the Securities, or (iii) if trading in any securities of the Company has been suspended or materially limited by the Commission or the New York Stock Exchange, or if trading generally on the New York Stock Exchange or the American Stock Exchange or in the NASDAQ Global Market or the NASDAQ Global Select Market has been suspended or materially limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by either of such exchanges or Nasdaq Stock Market, Inc. with respect to such markets or by order of the Commission or any other governmental authority, or (iv) a material disruption has occurred in commercial banking or securities settlement or clearance services in the United States, or (v) if a banking moratorium has been declared by either Federal or New York authorities.

(b) *Liabilities*. If this Agreement is terminated pursuant to this Section, such termination shall be without liability of any party to any other party except as provided in Section 4 hereof; and provided, further, that Sections 1, 6, 7 and 8 shall survive such termination and remain in full force and effect.

SECTION 10. Default by One or More of the Underwriters.

If one or more of the Underwriters shall fail at Closing Time to purchase the Securities which it or they are obligated to purchase under this Agreement (the "**Defaulted Securities**"), the non-defaulting Underwriters shall have the right, within 24 hours thereafter, to make arrangements for one or more of the non-defaulting Underwriters, or any other underwriters, to purchase all, but not less than all, of the Defaulted Securities in such amounts as may be agreed upon and upon the terms herein set forth. If, however, the non-defaulting Underwriters shall not have completed such arrangements within such 24-hour period, then:

(a) if the amount of Defaulted Securities does not exceed 10% of the aggregate principal amount of the Securities to be purchased hereunder, each of the non-defaulting Underwriters shall be obligated, severally and not jointly, to purchase the full amount thereof in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligations of all non-defaulting Underwriters, or

(b) if the amount of Defaulted Securities exceeds 10% of the aggregate principal amount of the Securities to be purchased hereunder, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter or the Company, except as provided in Section 4 and except that Sections 1, 6, 7 and 8 shall survive any such termination and remain in full force and effect with respect to any non-defaulting Underwriter.

No action taken pursuant to this Section shall relieve any defaulting Underwriter from liability in respect of its default.

In the event of any such default which does not result in a termination of this Agreement, either the Representatives or the Company shall have the right to postpone Closing Time for a period not exceeding seven days in order to effect any required changes in the Registration Statement or the Prospectus or in any other documents or arrangements. As used in this Agreement, the term "Underwriter" includes any person substituted for an Underwriter under this Section 10.

SECTION 11.   Notices.

All notices, requests and other communications hereunder shall be in writing and shall be deemed to have been duly given if received by mail or transmitted by any standard form of telecommunication. Notices to the Underwriters shall be directed to the Representatives at Citigroup Global Markets Inc., 388 Greenwich Street, New York, New York 10013, Attention: General Counsel; J.P. Morgan Securities Inc., 270 Park Avenue, New York, New York 10017, Attention: High Grade Syndicate Desk; and notices to the Company shall be directed to it at 701 Ninth Street, N.W., Washington, D.C. 20068, attention of Treasurer.

SECTION 12.   Parties in Interest.

This Agreement shall inure to the benefit of and be binding upon the Underwriters and the Company and their respective successors. Nothing expressed in this Agreement is intended or shall be construed to give any person, firm or corporation, other than the Underwriters and the Company and their respective successors and the controlling persons and officers and directors referred to in Sections 6 and 7 and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the Underwriters and the Company and their respective successors, and said controlling persons and officers and directors and their heirs and legal representatives, and for the benefit of no other person, firm or corporation. No purchaser of Securities from any Underwriter shall be deemed to be a successor by reason merely of such purchase.

SECTION 13.   No Advisory or Fiduciary Relationship.

The Company acknowledges and agrees that (a) the purchase and sale of the Securities pursuant to this Agreement, including the determination of the public offering price of the Securities and any related discounts and commissions, is an arm's-length commercial transaction between the Company, on the one hand, and the several Underwriters, on the other hand, (b) in connection with the offering contemplated hereby and the process leading to such transaction each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Company, or its stockholders, creditors, employees or any other party, (c) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favor of the Company with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company on other matters) and no Underwriter has any obligation to the Company with respect to the offering contemplated hereby except the obligations expressly set forth in this Agreement, (d) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company and (e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated hereby and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

SECTION 14.   Governing Law and Time.

This agreement shall be governed by and construed in accordance with the laws of the State of New York. Specified times of day refer to New York City time.

SECTION 15.   Counterparts.

This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same agreement.

SECTION 16.   Entire Agreement.

This Agreement supersedes all prior agreements and understandings (whether written or oral) between the Company and the Underwriters, or any of them, with respect to the subject matter of this Agreement.

SECTION 17.   Effect of Headings.

The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement between the Underwriters and the Company in accordance with its terms.

Very truly yours,

POTOMAC ELECTRIC POWER COMPANY

By: /s/ A. J. KAMERICK
     Name: Anthony J. Kamerick
     Title: Vice President and Treasurer

CONFIRMED AND ACCEPTED,
AS OF THE DATE FIRST ABOVE WRITTEN:

CITIGROUP GLOBAL MARKETS INC.

J.P. MORGAN SECURITIES INC.

By: J.P. MORGAN SECURITIES INC.

By: /s/ ROBERT BOTTAMEDI
Name: Robert Bottamedi
Title: Vice President

For themselves and as Representatives of the other Underwriters named in Schedule A hereto.

SCHEDULE A

Name of Underwriter	Principal Amount of Securities
Citigroup Global Markets Inc.	$ 87,500,000
J.P. Morgan Securities Inc.	87,500,000
SunTrust Robinson Humphrey, Inc.	25,000,000
BNY Capital Markets, Inc.	12,500,000
Mizuho Securities USA Inc.	12,500,000
Wachovia Capital Markets, LLC	12,500,000
The Williams Capital Group, L.P.	12,500,000
Total	$250,000,000

SCHEDULE B

Issuer Free Writing Prospectuses

1.   Term Sheet attached as Schedule C hereto

SCHEDULE C

Filed Pursuant to Rule 433
Registration No. 333-145691-03
March 24, 2008

POTOMAC ELECTRIC
POWER COMPANY

$250,000,000

6.50% Senior Notes due 2037

Issuer:	Potomac Electric Power Company
Issue:	6.50% Senior Notes due 2037
Ratings:*	Baa1 (stable) /BBB+ (stable) /A (stable) (Moody's/S&P/Fitch)
Offering Size:	$250,000,000 (Reopening of $250,000,000 of 6.50% Senior Notes due 2037 issued on November 16, 2007)
Coupon:	6.50%
Trade Date:	March 24, 2008
Settlement Date:	March 31, 2008 (T+5)
Stated Maturity:	November 15, 2037
Initial Public Offering Price:	96.917% per Note plus accrued interest from November 16, 2007
Proceeds to Issuer (before expenses and accrued interest):	$240,105,000
Yield to Maturity:	6.741%
Benchmark Treasury:	5.00% due May 15, 2037
Benchmark Treasury Yield:	4.291%
Spread to Benchmark Treasury:	+245 bps
Optional Redemption:	Make-whole call, 35 bps spread over U.S. Treasuries
Interest Payment Dates:	May 15 and November 15 of each year, commencing on May 15, 2008
Initial Interest Accrual Date:	November 16, 2007
Accrued Interest Payable to Issuer:	$6,093,750 accrued from November 16, 2007 to but excluding March 31, 2008
CUSIP Number:	737679 DB3
Bookrunners:	Citigroup Global Markets Inc.
	J.P. Morgan Securities Inc.

* A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the "SEC") for the offering to which the communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriters or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-877-858-5407 or J.P. Morgan Securities Inc. at 1-212-834-4533.

Form of Opinion of Kirk J. Emge, Esq.
to be Delivered Pursuant to Section 5(b)

March 31, 2008

CITIGROUP GLOBAL MARKETS INC.
388 Greenwich Street
New York, New York 10013

J.P. MORGAN SECURITIES INC.
270 Park Avenue
New York, New York 10017

as Representatives of the Several Underwriters

Ladies and Gentlemen:

I am General Counsel of Potomac Electric Power Company, a District of Columbia and Virginia corporation (the "Company"), and have acted as counsel to the Company in connection with the issuance and sale of $250,000,000 in aggregate principal amount of 6.50% Senior Notes due 2037 (the "Securities") pursuant to the Purchase Agreement, dated March 24, 2008, among the Company and Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., for themselves and as representatives of the other underwriters named in Schedule A thereto (the "Purchase Agreement"). The Securities will be issued as an additional amount of the Company's 6.50% Senior Notes due 2037 series of securities under an indenture, dated as of November 17, 2003 (the "Original Indenture"), as amended by a supplemental indenture dated March 31, 2008 (the "Indenture Supplement"), between the Company and The Bank of New York, as trustee (the "Trustee"), with the terms of the Securities set forth in an officer's certificate, dated November 16, 2007 (the "Original Officer's Certificate") and a supplemental officer's certificate, dated March 31, 2008 (the "Supplemental Officer's Certificate"). The Original Indenture, as amended by the Indenture Supplement, and including the terms of the Securities as set forth in the Original Officer's Certificate and the Supplemental Officer's Certificate, is referred to herein as the "Indenture".

In connection with the issuance and sale by the Company of the Securities, the Company will issue and deliver to the Trustee $250,000,000 in aggregate principal amount of its First Mortgage Bonds, 6.50% Collateral Series 2 due 2037 (the "Collateral Bonds"). The Collateral Bonds will be issued under the Mortgage and Deed of Trust, dated as of July 1, 1936, from the Company to The Bank of New York (as successor trustee to The Riggs National Bank of Washington, D.C.), as trustee (the "Mortgage Trustee"), as amended and supplemented by various supplemental indentures including the supplemental indenture, dated as of March 24, 2008 (the "Mortgage Supplement"), establishing the terms of the Collateral Bonds (such Mortgage and Deed of Trust, as so amended and supplemented, the "Mortgage"). This opinion is being delivered to you in accordance with Section 5(b) of the Purchase Agreement. Capitalized terms not defined herein have the respective meanings set forth in the Purchase Agreement.

In connection with rendering the opinions set forth herein, I, or my representatives, have reviewed:

(i) the Purchase Agreement;

(ii) the Registration Statement on Form S-3, Registration No. 333-145691-03, filed with the Securities and Exchange Commission (the "Commission") on August 24, 2007 (the "Registration Statement"), registering, *inter alia*, the Securities for sale under the Securities Act of 1933, as amended (the "1933 Act");

(iii) the preliminary prospectus, consisting of the prospectus, dated August 24, 2007 (the "Base Prospectus"), as supplemented by a prospectus supplement, dated March 24, 2008, with respect to the offer and sale of the Securities, filed with the Commission on March 24, 2008, pursuant to Rule 424(b) under the 1933 Act (as so supplemented, the "Pricing Prospectus");

(iv) the term sheet, dated March 24, 2008, with respect to the offer and sale of the Securities, filed with the Commission on March 24, 2008, pursuant to Rule 433(d) under the 1933 Act (the "Term Sheet" and together with the Pricing Prospectus, the "Disclosure Package");

(v) the final prospectus, dated March 24, 2008, consisting of the Base Prospectus, as supplemented by a prospectus supplement, dated March 24, 2008, with respect to the offer and sale of the Securities, filed with the Commission on March 25, 2008, pursuant to Rule 424(b) under the 1933 Act (as so supplemented, the "Prospectus");

(vi) the Indenture;

(vii) the Original Officer's Certificate;

(viii) the Supplemental Officer's Certificate;

(ix) the Indenture Supplement;

(x) the Mortgage;

(xi) the Mortgage Supplement;

(xii) a facsimile copy of the Securities furnished by the Trustee; and

(xiiii) a facsimile copy of the Collateral Bonds furnished by the Mortgage Trustee.

I, or my representatives, also have examined or caused to be examined originals, or copies that have been certified or otherwise identified to my or their satisfaction as being true copies, of such other instruments, certificates and other documents or records as I or they have deemed necessary or appropriate to enable me to render the opinions set forth below. In my or my representatives' review and examination, I or they have assumed the genuineness of all signatures, the authenticity of all documents submitted to me or them as originals, and the conformity to original documents of all documents submitted to me or them as copies.

Based upon the foregoing, and subject to the reservations and exceptions set forth herein, I am of the opinion that:

1. The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of each of the District of Columbia and the Commonwealth of Virginia.

2.	The Company has corporate power and authority to own or lease and operate its properties and to conduct its business as described in the Prospectus and to enter into and perform its obligations under the Purchase Agreement.

3.	The Company is duly qualified as a foreign corporation to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure so to qualify or to be in good standing would not result in a Material Adverse Effect.

4.	All of the shares of issued and outstanding capital stock of the Company have been duly authorized and validly issued and are fully paid and non-assessable and are owned by Pepco Holdings, Inc. None of the outstanding shares of capital stock of the Company was issued in violation of the preemptive or other similar rights of any securityholder of the Company.

5.	The Purchase Agreement has been duly authorized, executed and delivered by the Company.

6.	The Indenture has been duly authorized, executed and delivered by the Company.

7.	The Securities have been duly authorized and executed by the Company, and when the Securities have been (A) authenticated and delivered by the Trustee under the Indenture and (B) issued and delivered by the Company against payment of the purchase price therefor as provided in the Purchase Agreement, the Securities will constitute valid securities within the meaning of Section 28:8-110(a)(1) of the District of Columbia Uniform Commercial Code and Section 8.8A-110(a)(1) of the Virginia Uniform Commercial Code.

8.	The Mortgage has been duly authorized, executed and delivered by the Company and constitutes a valid and binding instrument of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws of general applicability relating to or affecting mortgagees' and other creditors' rights and to general equity principles and except to the extent that the law of the jurisdictions in which the mortgaged property is located may limit or deny certain remedial provisions of the Mortgage.

9.	The Collateral Bonds are in the form contemplated by the Mortgage, have been duly authorized and executed by the Company, and when (A) the Collateral Bonds have been (w) authenticated and delivered by the Mortgage Trustee under the Mortgage and (x) issued and delivered by the Company to the Trustee as provided in the Indenture and (B) the Securities have been (y) authenticated and delivered by the Trustee under the Indenture and (z) issued and delivered by the Company against payment of the purchase price therefor as provided in the Purchase Agreement, the Collateral Bonds will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws of general applicability relating to or affecting creditors' rights and to general equity principles, and will have been issued and delivered in accordance with the terms, and will be entitled to the benefits, of the Mortgage.

10.	The Registration Statement is effective under the 1933 Act, and, to the best of my knowledge, no stop order suspending the effectiveness of the Registration Statement has been issued under Section 8(d) of the 1933 Act and no proceedings for that purpose have been instituted by the Commission or are pending or threatened by the Commission. The Pricing Prospectus and the Prospectus have been filed in the manner and within the time period required by Rule 424(b) under the 1933 Act and the Term Sheet has been filed in the manner and within the time period required by Rule 433(d) under the 1933 Act.

11.   The documents incorporated by reference in the Prospectus (other than the financial statements, including the notes thereto, the financial schedules and the other financial data included or incorporated by reference therein, as to which I express no opinion), when they were filed with the Commission, complied as to form in all material respects with the requirements of the 1934 Act and the 1934 Act Regulations.

12.   The execution, delivery and performance of the Indenture, the Mortgage and the Purchase Agreement and the issuance and sale of the Securities and the issuance and delivery of the Collateral Bonds and compliance with the terms thereof will not result in a breach or violation of any of the terms and provisions of, or constitute a default or Repayment Event under, or result in the creation or imposition of any Lien (other than the Lien of the Mortgage and the Lien of the Indenture) upon any property or assets of the Company under, (i) any statute, any rule, regulation or order of any governmental agency or body or any court having jurisdiction over the Company or any subsidiary of the Company or any of their properties that in my experience customarily applies to transactions of the type contemplated by the Purchase Agreement, the Indenture and the Securities, (ii) any agreement or instrument to which the Company or any such subsidiary is a party or by which the Company or any such subsidiary is bound or to which any of the properties of the Company or any such subsidiary is subject, or (iii) the articles of incorporation or by-laws of the Company or any such subsidiary, except, in the cases of clauses (i) and (ii) above, for any such breach, violation, default, Repayment Event or Lien that would not result in a Material Adverse Effect; and the Company has full corporate power and authority to authorize, issue and sell the Securities as contemplated by the Purchase Agreement.

13.   Except as disclosed in the Prospectus, there is not pending or, to the best of my knowledge, threatened any action, suit, proceeding, inquiry or investigation, to which the Company or any of its subsidiaries is a party, or to which the property of the Company or any of its subsidiaries is subject, before or brought by any court or governmental agency or body, domestic or foreign, which could reasonably be expected to result in a Material Adverse Effect, or which could reasonably be expected to materially and adversely affect the consummation of the transactions contemplated in the Purchase Agreement or the performance by the Company of its obligations thereunder.

14.   No consent, approval, authorization or order of, or filing with, any governmental agency or body or any court is required for the consummation of the transactions contemplated by the Purchase Agreement in connection with the offering, issuance, sale or delivery of the Securities and the Collateral Bonds by the Company, except such as have already been obtained or such as may be required under state securities laws, and the Company has complied, in all material respects, with all terms and conditions contained in all such consents, approvals, authorizations and orders as have been obtained.

15.   The Company has good and marketable title to all real property owned by the Company and described in the Mortgage as subject to the lien thereof, subject only to such exceptions, defects and qualifications as do not (I) affect the value of any such properties that are material to the business of the Company in any material respect or (II) affect the use made or proposed to be made of such properties by the Company in any material respect; and the descriptions of all such property contained in the Mortgage are adequate for purposes of the lien purported to be created by the Mortgage.

16.   The Mortgage constitutes a valid first lien or charge, to the extent that it purports to be such, upon the interest held by the Company in its property covered by the Mortgage, subject only to such exceptions, defects, qualifications and other matters as may be permitted by the Mortgage and to such other matters as in my opinion do not materially affect the security for the Collateral Bonds. The

Mortgage (except for the Mortgage Supplement) has been duly recorded, and the Mortgage Supplement has been duly filed for recordation as a mortgage of real estate, in each county in which real property subject to the lien of the Mortgage is located, and all requisite steps have been taken to perfect the security interest of the Mortgage in personal property of the Company; and all taxes and recording and filing fees required to be paid with respect to the execution, recording or filing of the Mortgage, the filing of financing statements and similar documents and the issuance of the Collateral Bonds have been paid.

I am not passing upon and do not assume responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement, the Disclosure Package or the Prospectus and make no representations that I have independently verified the accuracy, completeness or fairness of such statements, except insofar as such statements refer specifically to me. However, based on my examination of the Registration Statement, the Disclosure Package and the Prospectus, on my general familiarity with the affairs of the Company and on my participation in conferences with officials and other representatives of, and other counsel for, the Company, with PricewaterhouseCoopers LLP, the independent accountants of the Company, and with your representatives and your counsel, I do not believe that (a) the Registration Statement, on the date of the effectiveness of the Registration Statement as provided in Rule 430B(f)(2) under the 1933 Act, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (b) the Disclosure Package, as of the Applicable Time, contained an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, or (c) the Prospectus, as of its date contained, or the Prospectus, at the Closing Time contains, an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The foregoing statement is subject to the qualification that that I am not expressing any opinion or belief on the financial statements, including the notes thereto, the financial schedules and the other financial data included or incorporated by reference in the Registration Statement, the Disclosure Package or the Prospectus or with respect to the Statements of Eligibility on Form T-1 filed as Exhibits 25.02, 25.03 and 25.04 to the Registration Statement.

My opinions in paragraphs 8 and 9 above are subject to the following limitations and qualifications:

I express no opinion as to:

    (i)   waivers of defenses or other rights or benefits bestowed by operation of law;

    (ii)   releases or waivers of unmatured claims or rights;

    (iii)   provisions requiring amendments and waivers to be in writing;

    (iv)   provisions making notices effective even if not actually received; or

    (v)   provisions purporting to make a party's determination conclusive.

I am a member of the Bar of the District of Columbia and the Bar of the State of Maryland, and I express no opinion herein as to any law other than the laws of the District of Columbia, the State of Maryland, the Commonwealth of Virginia, the Commonwealth of Pennsylvania and the federal law of the United States. With respect to the laws of the Commonwealth of Virginia and the

Commonwealth of Pennsylvania, I have received advice, satisfactory to me, from Virginia and Pennsylvania counsel admitted in such jurisdictions whom I deem fully competent to furnish such advice.

The opinions contained herein are rendered solely for your benefit and may not be relied on by any other person, except that I hereby authorize Dewey & LeBoeuf LLP, in connection with rendering its opinion to you on the date hereof relating to the offer and sale of the Securities, to rely on such opinions with respect to matters governed by the laws of the District of Columbia, the State of Maryland, the Commonwealth of Virginia and the Commonwealth of Pennsylvania. The opinions expressed in this letter are limited to the matters set forth herein, and no opinion should be inferred beyond those opinions expressly stated. I assume no obligation to advise you of any facts that come to my attention, or any changes in law, subsequent to the date hereof.

Very truly yours,

Kirk J. Emge

**Form of Opinion of Covington & Burling LLP
to be Delivered Pursuant to Section 5(b)**

March 31, 2008

CITIGROUP GLOBAL MARKETS INC.
388 Greenwich Street
New York, New York 10013

J.P. MORGAN SECURITIES INC.
270 Park Avenue
New York, New York 10017

as Representatives of the Several Underwriters

Ladies and Gentlemen:

We have acted as special counsel to Potomac Electric Power Company, a District of Columbia and Virginia corporation (the "Company"), in connection with the issuance and sale by the Company of $250,000,000 in aggregate principal amount of 6.50% Senior Notes due 2037 (the "Securities") pursuant to the Purchase Agreement, dated March 24, 2008, among the Company and Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., for themselves and as representatives of the other underwriters named in Schedule A thereto (the "Purchase Agreement"). The Securities will be issued as an additional amount of the Company's 6.50% Senior Notes due 2037 series of securities under an indenture, dated as of November 17, 2003 (the "Original Indenture"), as amended by a supplemental indenture dated March 31, 2008 (the "Indenture Supplement"), between the Company and The Bank of New York, as trustee (the "Trustee"), with the terms of the Securities set forth in an officer's certificate, dated November 16, 2007 (the "Original Officer's Certificate") and a supplemental officer's certificate, dated March 31, 2008 (the "Supplemental Officer's Certificate"). The Original Indenture, as amended by the Indenture Supplement, and including the terms of the Securities as set forth in the Original Officer's Certificate and the Supplemental Officer's Certificate, is referred to herein as the "Indenture".

In connection with the issuance and sale by the Company of the Securities, the Company will issue and deliver to the Trustee $250,000,000 in aggregate principal amount of its First Mortgage Bonds, 6.50% Collateral Series 2 due 2037 (the "Collateral Bonds"). The Collateral Bonds will be issued under the Mortgage and Deed of Trust, dated as of July 1, 1936, from the Company to The Bank of New York (as successor trustee to The Riggs National Bank of Washington, D.C.), as trustee (the "Mortgage Trustee"), as amended and supplemented by various supplemental indentures, including the supplemental indenture, dated as of March 24, 2008 (the "Mortgage Supplement"), establishing the terms of the Collateral Bonds (such Mortgage and Deed of Trust, as so amended and supplemented, the "Mortgage"). This opinion is being delivered to you in accordance with Section 5(b) of the Purchase Agreement. Unless otherwise defined herein, capitalized terms used herein have the respective meanings provided in the Purchase Agreement.

We have reviewed:

(i)   the Purchase Agreement;

(ii)   the Registration Statement on Form S-3, Registration No. 333-145691-03, filed with the Securities and Exchange Commission (the "Commission") on August 24, 2007 (the "Registration Statement"), registering, inter alia, the Securities for sale under the Securities Act of 1933, as amended (the "1933 Act");

(iii)   the preliminary prospectus, consisting of the prospectus, dated August 24, 2007 (the "Base Prospectus"), as supplemented by a prospectus supplement, dated March 24, 2008, with respect to the offer and sale of the Securities, filed with the Commission on March 24, 2008, pursuant to Rule 424(b) under the 1933 Act (as so supplemented, the "Pricing Prospectus");

(iv)   the term sheet, dated March 24, 2008, with respect to the offer and sale of the Securities, filed with the Commission on March 24, 2008, pursuant to Rule 433(d) under the 1933 Act (the "Term Sheet" and, together with the Pricing Prospectus, the "Disclosure Package");

(v)   the final prospectus consisting of the Base Prospectus, as supplemented by a prospectus supplement, dated March 24, 2008, with respect to the offer and sale of the Securities, filed with the Commission on March 25, 2008, pursuant to Rule 424(b) under the 1933 Act (as so supplemented, the "Prospectus");

(vi)   the Indenture;

(vii)   the Original Officer's Certificate;

(viii)   the Supplemental Officer's Certificate;

(ix)   the Indenture Supplement;

(x)   the Mortgage;

(xi)   the Mortgage Supplement;

(xii)   a facsimile copy of the Securities furnished by the Trustee; and

(xiii)   a facsimile copy of the Collateral Bonds furnished by the Mortgage Trustee.

We also have reviewed such corporate records, certificates and other documents, and such questions of law, as we have deemed necessary or appropriate for the purposes of rendering this opinion.

We have assumed that all signatures are genuine, that all documents submitted to us as originals are authentic and that all copies of documents submitted to us conform to the originals. We have assumed further that (i) the Company is a corporation duly organized, validly existing and in good standing under the laws of the District of Columbia and the Commonwealth of Virginia and has all legal right, power and authority and has obtained all authorizations and approvals of governmental authorities necessary (A) to issue and sell the Securities, and (B) to execute, deliver and perform its obligations under the Purchase Agreement, the Indenture, the Mortgage, the Securities and the Collateral Bonds, (ii) the Securities and the Collateral Bonds will constitute valid securities within the meaning of Section 8.8A-110(a)(1) of the Virginia Uniform Commercial Code, and (iii) the execution, delivery and performance by the Company of its obligations under the Mortgage (other than the Mortgage Supplement) have been duly authorized by the Company and the Mortgage (other than the Mortgage Supplement) has been duly executed and delivered by the Company.

We have made no investigation for the purpose of verifying the assumptions set forth herein.

We have relied as to certain matters on information obtained from public officials, officers of the Company and other sources believed by us to be responsible, and on information regarding the Company contained in the Registration Statement and the Prospectus.

As used in this opinion, all references to the "Registration Statement," the "Pricing Prospectus" and the "Prospectus" include all material incorporated by reference therein, to the extent not modified or superseded by statements and other information in the Registration Statement, Pricing Prospectus or Prospectus or in later filed material so incorporated. In addition, the qualification in paragraph 9 of this letter "to the best of our knowledge" means the actual knowledge, but not constructive or imputed knowledge, of the attorneys in our firm who have given substantive attention to the transaction that is the subject of this opinion, without any representation or implication that any inquiry has been made with respect to such statements.

Based upon the foregoing, and subject to the qualifications set forth below, we are of the opinion that, insofar as the laws of the State of New York, the District of Columbia, the Virginia Stock Corporation Act (the "VSCA") and, to the extent expressly referred to herein, the Federal laws of the United States are concerned:

1.   The Purchase Agreement has been duly authorized, executed and delivered by the Company.

2.   The Original Officer's Certificate and the Supplemental Officer's Certificate have been duly authorized, executed and delivered by the Company.

3.   The Indenture has been duly authorized, executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws of general applicability relating to or affecting creditors' rights and to general equity principles. The Indenture has been qualified under the Trust Indenture Act of 1939, as amended (the "1939 Act").

4.   The Securities are in the form contemplated by the Indenture and have been duly authorized and executed by the Company, and when the Securities have been (A) authenticated and delivered by the Trustee under the Indenture and (B) issued and delivered by the Company against payment of the purchase price therefor as provided in the Purchase Agreement, the Securities (i) will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws of general applicability relating to or affecting creditors' rights and to general equity principles, and (ii) will have been issued and delivered in accordance with the terms, and will be entitled to the benefits, of the Indenture.

5.   The Mortgage Supplement has been duly authorized, executed and delivered by the Company.

6. The Mortgage constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws of general applicability relating to or affecting creditors' rights and to general equity principles and except to the extent that the law of the jurisdictions in which the mortgaged property is located may limit or deny certain remedial provisions of the Mortgage.

7. The Collateral Bonds are in the form contemplated by the Mortgage, have been duly authorized and executed by the Company, and when (A) the Collateral Bonds have been (w) authenticated and delivered by the Mortgage Trustee under the Mortgage and (x) issued and delivered by the Company to the Trustee as provided in the Indenture and (B) the Securities have been (y) authenticated and delivered by the Trustee under the Indenture and (z) issued and delivered by the Company against payment of the purchase price therefor as provided in the Purchase Agreement, the Collateral Bonds (i) will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws of general applicability relating to or affecting creditors' rights and to general equity principles, and (ii) will have been issued and delivered in accordance with the terms, and will be entitled to the benefits, of the Mortgage.

8. The descriptions of the Securities, the Indenture, the Collateral Bonds and the Mortgage contained in the Prospectus are accurate in all material respects.

9. The Registration Statement is effective under the 1933 Act; the Pricing Prospectus and the Prospectus have been filed in the manner and within the time period required by Rule 424(b), and the Term Sheet has been filed in the manner and within the time period required by Rule 433(d), under the 1933 Act; and, to the best of our knowledge, no stop order suspending the effectiveness of the Registration Statement has been issued under the 1933 Act and no proceedings for that purpose have been instituted or are pending or threatened by the Commission.

10. The Registration Statement, on the date of the effectiveness of the Registration Statement as provided in Rule 430B(f)(2) under the 1933 Act, and the Prospectus, as of the date thereof (excluding the documents incorporated in the Registration Statement or the Prospectus by reference and other than the financial statements, including the notes thereto, the financial schedules and the other financial and statistical data included therein, as to which we express no opinion) complied as to form in all material respects with the requirements of the 1933 Act and the rules and regulations of the Commission thereunder and with the 1939 Act and the rules and regulations of the Commission thereunder.

11. The Company is not, and upon the issuance and sale of the Securities as contemplated by the Prospectus and the application of the net proceeds therefrom as described in the Prospectus, will not be, an "investment company" or an entity "controlled" by an "investment company," as such terms are defined in the Investment Company Act of 1940, as amended.

Our opinions in paragraphs 3, 4, 6 and 7 above are subject to the following limitations and qualifications:

(a) We express no opinion as to:

(i) waivers of defenses or other rights or benefits bestowed by operation of law;

(ii) releases or waivers of unmatured claims or rights;

(iii)   provisions requiring amendments and waivers to be in writing;

(iv)   provisions making notices effective even if not actually received; or

(v)   provisions purporting to make a party's determination conclusive.

(b)   We express no opinion as to (i) the ownership of or title to any property, or as to the adequacy of any description of property or (ii) any security interest or lien or the perfection or priority thereof.

In addition, as special counsel to the Company, we reviewed the Registration Statement, the Disclosure Package and the Prospectus and participated in discussions with your representatives and those of the Company, your counsel and the Company's accountants. On the basis of the information which was reviewed by us in the course of the performance of the services referred to above, considered in the light of our understanding of the applicable law and the experience we have gained through our practice under the Federal securities laws, we confirm to you that nothing which came to our attention in the course of such review has caused us to believe that (a) the Registration Statement, on the date of the effectiveness of the Registration Statement as provided in Rule 430B(f)(2) under the 1933 Act, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading, (b) the Disclosure Package, as of the Applicable Time (as specified in the Purchase Agreement), contained any untrue statement of a material fact or omitted to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (c) the Prospectus, as of its date or as of the date hereof, contained or contains any untrue statement of a material fact or omitted or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

The limitations inherent in the independent verification of factual matters and the character of determinations involved in the registration process are such, however, that we do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement, the Disclosure Package or the Prospectus, except as specified in paragraph 7 above. Also, we do not express any opinion or belief as to the financial statements, including the notes thereto, the financial schedules and the other financial and statistical data included in the Registration Statement, the Disclosure Package or the Prospectus or with respect to the Statements of Eligibility on Form T-1 filed as Exhibits 25.02, 25.03 and 25.04 to the Registration Statement.

We are members of the bars of the District of Columbia and the State of New York. We do not express any opinion on any laws other than the laws of the State of New York and the District of Columbia, the VSCA and, to the extent expressly referred to herein, the Federal laws of the United States.

This letter is given to you as Representatives of the several Underwriters and is solely for the benefit of the several Underwriters. It may not be disclosed to or relied upon by any other person without our written consent, except that we hereby authorize Dewey & LeBoeuf LLP, in connection with rendering its opinion to you on the date hereof relating to the offer and sale of the Securities, to rely on this opinion with respect to matters governed by the laws of the District of Columbia and the VSCA.

Very truly yours,